Austin Gold Reports the Results of the 2023 Annual General Meeting

May 11, 2023

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) reports the results of its annual general meeting (the "Meeting") of shareholders held on May 10, 2023 in Vancouver, British Columbia.

A total of 7,412,259 shares were represented in person or by proxy at the meeting, being 55.85% of the issued and outstanding shares at the record date. A summary of the Meeting results is outlined below.

Election of Directors	Number Voted For	Percentage Voted For
Joseph J. Ovsenek as Director	6,749,889	91.06%
Dennis L. Higgs as Director	6,749,762	91.06%
Kenneth C. McNaughton as Director	6,749,762	91.06%
Barbara A. Filas as Director	6,749,887	91.06%
Benjamin Leboe as Director	6,749,889	91.06%
Tom Yip as Director	6,744,939	91.00%
Guillermo Lozano-Chavez as Director	6,749,810	91.06%
Proposals
Fix Number of Directors at Seven (7)	6,751,910	91.09%
Appoint Manning Elliott LLP as Auditors	7,405,288	99.91%
Approve a New Stock Incentive Plan	6,730,352	90.80%

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has three projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County, and the Miller Project is on the Carlin gold trend in Elko County. Collectively, these Nevada properties comprise 110.2 km2 of unpatented and patented mining claims and mineral tenure.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Corporate Secretary

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Kelly Creek Project, the Stockade Mountain Property, the Miller Project, and the Lone Mountain Project including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.